UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.___)*

JUST ENERGY GROUP INC.

(Name of Issuer)

Common Stock
(Title Class of Securities)

48213W408
(CUSIP Number)

Sacha Haque, Esq.
Sagard Credit Partners, LP
161 Bay Street, Suite 5000

Toronto, ON M5J 2S1

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48213W408	Page 1 of 13

1	Name of Reporting Person: Sagard Credit Partners, LP

I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,165,469 Shares*
	8	Shared Voting Power: 2,638,250 Shares*
	9	Sole Dispositive Power: 2,165,469 Shares*
	10	Shared Dispositive Power: 2,638,250 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,638,250 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

5.5% **

14	Type of Reporting Person:

PN

* Consists of 2,165,469 Shares held by Sagard Credit and 472,781 Shares held by Sagard Credit on behalf of Sagard Credit Cayman. For administrative convenience, all Shares issued to Sagard Credit Cayman by the Issuer are held by Sagard Credit.

** Assumes 47,987,581 outstanding Shares of the Issuer as of September 28, 2020, based on information provided by the Issuer.

CUSIP No. 48213W408	Page 2 of 13

1	Name of Reporting Person: Sagard Credit Partners GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,165,469 Shares*
	8	Shared Voting Power: 2,638,250 Shares*
	9	Sole Dispositive Power: 2,165,469 Shares*
	10	Shared Dispositive Power: 2,638,250 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,638,250 Shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

5.5%**

14	Type of Reporting Person:

CO

* See footnote on first page.

** See footnote on first page.

CUSIP No. 48213W408	Page 3 of 13

Name of Reporting Person: Sagard Credit Partners (Cayman), LP

I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0 Shares*
	8	Shared Voting Power: 472,781 Shares*
	9	Sole Dispositive Power: 0 Shares*
	10	Shared Dispositive Power: 472,781 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

472,781 Shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

1.0%**

14	Type of Reporting Person:

PN

* See footnote on first page.

** See footnote on first page.

CUSIP No. 48213W408	Page 4 of 13

Name of Reporting Person: Sagard Credit Partners (Cayman) GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 472,781 Shares*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 472,781 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

472,781 Shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

1.0%**

14	Type of Reporting Person:

CO

* See footnote on first page.

** See footnote on first page.

CUSIP No. 48213W408	Page 5 of 13

Name of Reporting Person: Sagard Holdings Manager L.P.

I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds

AF

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 2,638,250 Shares*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 2,638,250 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,638,250 Shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

5.5%**

14	Type of Reporting Person:

PN

* See footnote on first page.

** See footnote on first page.

CUSIP No. 48213W408	Page 6 of 13

Name of Reporting Person: Sagard Holdings Manager GP Inc.

I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds

AF

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 2,638,250 Shares*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 2,638,250 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,638,250 Shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

5.5%**

14	Type of Reporting Person:

CO

* See footnote on first page.

** See footnote on first page.

CUSIP No. 48213W408	Page 7 of 13

1	Name of Reporting Person: Sagard Capital Partners Management Corp.

I.R.S. Identification No. of Above Person (Entities Only): 20-2402055

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds

AF

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 2,638,250 Shares*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 2,638,250 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,638,250 Shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

5.5%**

14	Type of Reporting Person:

CO

* See footnote on first page.

** See footnote on first page

CUSIP No. 48213W408	Page 8 of 13

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common shares (the “Shares”), no par value per share, of Just Energy Group Inc., a Canada Business Corporations Act company (the “Issuer”). The address of the principal executive offices of the Issuer is 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1, Canada.

Item 2.	Identity and Background

(a) – (c) and (f).

The persons filing this Statement are:

1.	Sagard Credit Partners, LP, an Ontario, Canada limited partnership (“Sagard Credit”);

2.	Sagard Credit Partners GP, Inc., a Canadian federal corporation (“Sagard Credit GP”) and general partner of Sagard Credit;

3.	Sagard Credit Partners (Cayman), LP, a Cayman Islands limited partnership (“Sagard Credit Cayman”);

4.	Sagard Credit Partners (Cayman) GP, Inc., a Cayman Islands corporation (“Sagard Credit Cayman GP”) and general partner of Sagard Credit Cayman;

5.	Sagard Holdings Manager L.P., an Ontario, Canada limited partnership (“Holdings Manager”) and investment manager to each of Sagard Credit and Sagard Credit Cayman;

6.	Sagard Holdings Manager GP Inc., a Canadian federal corporation (“Holdings Manager GP”) and general partner of Holdings Manager; and

7.	Sagard Capital Partners Management Corp., a Delaware corporation (“Manager,” and together with Sagard Credit, Sagard Credit GP, Sagard Credit Cayman, Sagard Credit Cayman GP, Holdings Manager and Holdings Manager GP, the “Reporting Persons”), and investment manager to each of Sagard Credit and Sagard Credit Cayman.

Sagard Credit, Sagard Credit GP, Holdings Manager, Holdings Manager GP and Manager are referred to herein as the “Sagard Reporting Persons” and Sagard Credit Cayman, Sagard Credit Cayman GP, Holdings Manager, Holdings Manager GP and Manager are referred to herein as the “Sagard Cayman Credit Reporting Persons”.

Sagard Credit and Sagard Credit Cayman (together, the “Sagard Lenders”) are the direct owners of the securities of the Issuer reported herein as beneficially owned by each of the Reporting Persons. The Sagard Lenders are principally engaged in the business of investing in debt securities.

For each of Sagard Credit, Sagard Credit GP, Holdings Manager and Holdings Manager GP, the principal business address, which also serves as the principal office, is 161 Bay Street, Suite 5000, Toronto, ON M5J 2S1.

For each of Sagard Credit Cayman and Sagard Credit Cayman GP, the principal business address, which also serves as the principal office, is 190 Elgin Avenue, George Town, Grand Cayman Cayman Islands KY1-9003.

The principal business address, which also serves as the principal office, of Manager is 280 Park Avenue, 3rd Floor West, New York, NY 10017.

As a result of direct and indirect securities holdings, Power Corporation of Canada (“PCC”) and The Desmarais Family Residuary Trust (the “Trust”), which was created on October 8, 2013 under the Last Will and Testament of Paul G. Desmarais, the trustees of which are Paul Desmarais Jr., André Desmarais, Sophie Desmarais, Michel Plessis-Bélair and Guy Fortin, may be deemed to control the Reporting Persons. Decisions with respect to voting the shares of PCC held directly and indirectly by the Trust are determined by a majority of the trustees, excluding Sophie Desmarais. Exhibit A hereto identifies persons through whom the Trust may be deemed to control PCC and, in turn, the Reporting Persons. PCC, a corporation organized under the laws of Canada, is an international management and holding company with its principal place of business at 751 Victoria Square, Montreal (Québec), Canada H2Y 2J3. The Trust was formed under the laws of Québec and has its address at 759 Square Victoria, Montreal (Québec), Canada H2Y 2J7. Sagard Holdings Inc. (“Holdings”), a corporation organized under the laws of Canada, is a limited partner of each of Sagard Credit and Sagard Credit Cayman and the sole stockholder of Manager and also may be deemed to control the Reporting Persons. Sagard Holdings Participation Inc., a corporation organized under the laws of Canada (“Holdings Participation”) is the sole stockholder of Holdings and also may be deemed to control the Reporting Persons. Each of Holdings and Holdings Participation has its address at 161 Bay Street, Suite 5000, Toronto (Ontario), Canada M5J 2S1. The filing of this Statement, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

CUSIP No. 48213W408	Page 9 of 13

The name, citizenship, occupation and principal business address of each of the directors and executive officers of Sagard Credit GP, Sagard Credit Cayman GP, Holdings Manager GP and Manager are listed in Exhibit B and the name, citizenship, occupation and principal business address of each of the directors and executive officers of PCC, Holdings, Holdings Participation and the trustees of the Trust (other than Sophie Desmarais), are listed in Exhibit C hereto.

(d) – (e).

During the last five years, none of the Reporting Persons, nor any of their respective directors or executive officers, nor any of the persons listed on Exhibit A, Exhibit B or Exhibit C, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 28, 2020, the Issuer completed a recapitalization transaction (the “Recapitalization”) pursuant to a plan of arrangement under Section 192 of the CBCA (the “Plan”). The Recapitalization included obligations of the Sagard Lenders to backstop an offering of new Shares available by way of subscription rights to the Issuer’s securityholders. Pursuant to the Recapitalization, the Sagard Lenders acquired an aggregate of 2,638,250 Shares for total consideration of approximately US$6.25 million, consisting of Shares issued (i) in partial consideration for the direct or indirect exchange (the “Exchange”) of senior unsecured debt of the Issuer held by the Sagard Lenders, (ii) pursuant to the exercise of the Sagard Lenders’ rights under subscription rights (the “Offering”) and (iii) pursuant to the Sagard Lenders’ backstop commitment, in each case as set out in the Plan. The working capital of the Sagard Lenders was the source of funds for any cash outlay to finance the purchase of the Shares issued pursuant to the Recapitalization. The preceding dollar amount includes consideration in the form of Canadian dollars, as converted based on the exchange rate as of the closing of the Recapitalization.

The terms and conditions of the Recapitalization, as have been amended and modified, are described in the Issuer’s (i) Form F-7, as filed with the SEC on July 22, 2020 (the “Registration Statement”), (ii)  Form 6-K, as filed with the SEC July 22, 2020 (the “Offering 6-K”), (iii) Form 6-K, as filed with the SEC August 26, 2020 (the “Press Release 6-K”), (iv) Form 6-K, as filed with the SEC August 26, 2020 (the “Update 6-K”), (v) Form 6-K as filed with the SEC on September 3, 2020 (the “Recap 6-K”), (vi) Form 6-K, as filed with the SEC September 17, 2020 (the “Extension 6-K”), (vii) Form 6-K, as filed with the SEC September 28, 2020 (the “Closing 6-K”) and (viii) Form 6-K, as filed with the SEC October 1, 2020 (the “Oct 6-K”) and together with the Registration Statement, the Offering 6-K, Press Release 6-K, Update 6-K, Recap 6-K, the Extension 6-K and the Closing 6-K, the “Recap Filings” and each a “Recap Filing”), regarding the Recapitalization, Plan, Exchange and/or Offering. The above summary of the Recapitalization, the Plan, the Exchange and the Offering is qualified in its entirety by reference to the Recap Filings, each of which is incorporated herein by reference.

CUSIP No. 48213W408	Page 10 of 13

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 is incorporated herein by reference.

In connection with the closing of the Recapitalization, the Sagard Lenders, LVS III SPE XV LP (“SPE”), TOCU XVII LLC (“TOCU”), HVS XVI LLC (“HVS”) and OC II LVS XIV LP (“OC” and together with SPE, TOCU and HVS, the “PIMCO Entities”) entered into an Investor Rights Agreement with the Issuer (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the PIMCO Entities and the Sagard Lenders will be entitled to designate one individual for election or appointment to the Issuer’s board of directors or, whenever the PIMCO Entities and the Sagard Lenders collectively hold 20% or more of the Shares, the PIMCO Entities and the Sagard Lenders will be entitled to designate two individuals for election or appointment to the Issuer’s board of directors (each an “IRA Director” and together the “IRA Directors”). The Investor Rights Agreement also provides the PIMCO Entities and the Sagard Lenders with customary demand and “piggyback” registration rights. The PIMCO Entities may exercise any of their director designation rights and registration rights pursuant to the Investor Rights Agreement in their sole discretion; however, the PIMCO Entities have agreed to consult with the Sagard Lenders prior to, in each case, designating a director to the Issuer’s board or exercising any registration rights under the Investor Rights Agreement. The above summary of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is incorporated by reference herein as an Exhibit hereto.

Pursuant to the Recapitalization, the Issuer exchanged its existing senior unsecured term loan due September 12, 2023, and certain convertible bonds due December 31, 2020 for Shares as described in Item 3 above and a new term loan under a first amended and restated term loan agreement, dated as of September, 2020, by and among the Issuer, Computershare Trust Company of Canada as agent, the Sagard Lenders, the PIMCO Entities, and the other persons from time to time party thereto as lenders (the “New Term Loan”). The New Term Loan provides for a new term loan in an aggregate principal amount of $205.9 million, which will be due March 2024 with initial interest to be paid-in-kind. In addition to their rights under the Investor Rights Agreement, the Sagard Lenders and the PIMCO Entities also have a separate right to nominate one director pursuant to the New Term Loan (the “Term Loan Director” and together with the IRA Directors, the “Designated Directors” and each a “Designated Director”). The above summary of the New Term Loan is qualified in its entirety by reference to the full text of the New Term Loan, which is incorporated by reference herein as an Exhibit hereto.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard Credit. The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

Other

The Reporting Persons acquired the securities reported in this Statement for investment purposes.

The Reporting Persons may in the future acquire additional Shares or other securities of the Issuer or may dispose of any or all of their Shares or other securities of the Issuer in open-market transactions or privately negotiated transactions from time to time depending upon an ongoing evaluation of the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, the Issuer’s reactions to the discussions below and/or other considerations.

Also, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer (and/or committees thereof) and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, strategy, existing and new markets and customers, budgets, prospects, ownership structure, management team composition, board composition (which could include the idea that a representative(s) of the Reporting Persons be nominated or elected to the board of directors of the Issuer) and management. The Reporting Persons may discuss ideas that are consistent with, that complement, or that diverge from, the Issuer’s current and future strategy and initiatives. The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

CUSIP No. 48213W408	Page 11 of 13

Except to the extent the foregoing may be deemed a plan or proposal, and except as contained in the agreements filed as exhibits to this Statement or as has been publicly announced by the Issuer or the Reporting Persons, or as may be proposed by a Designated Director in his or her capacity as a director of the Issuer, or by such Board with the participation of one or more Designated Directors, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in the Securities of the Issuer.

(a), (b) As of the date hereof, Sagard Credit is the record owner of 2,638,250 Shares. Of such 2,638,250 Shares held of record by Sagard Credit, 2,165,469 Shares are held by Sagard Credit for itself and 472,781 Shares are held by Sagard Credit for the benefit of Sagard Credit Cayman, solely as an administrative convenience.

As of the date hereof, Sagard Credit GP is the general partner of Sagard Credit, and the other Sagard Credit Reporting Persons serve in the functions described in Item 2 above, and have shared voting and dispositive power over the shares held by Sagard Credit. As such, each of the Sagard Credit Reporting Persons may be deemed to beneficially own the shares held by Sagard Credit.

As of the date hereof, Sagard Credit Cayman GP is the general partner of Sagard Credit Cayman, and the other Sagard Credit Cayman Reporting Persons serve in the functions described in Item 2 above, and have shared voting and dispositive power over the shares held by Sagard Credit Cayman. As such, each of the Sagard Credit Cayman Reporting Persons may be deemed to beneficially own the shares held by Sagard Credit Cayman. Also, because Sagard Credit is the record holder of the 472,781 Shares held for Sagard Credit Cayman (solely as an administrative convenience), Sagard Credit and Sagard Credit GP may be deemed to beneficially own the shares held by Sagard Credit Cayman.

Each of the Sagard Credit Reporting Persons and Sagard Credit Cayman Reporting Persons may be deemed to beneficially own 4.5% and 1%, respectively, of the Issuer’s outstanding Common Stock, which percentages are calculated based upon 47,987,581 outstanding shares of Common Stock of the Issuer.

Collectively, the Reporting Persons beneficially own an aggregate of 2,638,250 Shares, which represents 5.5% of the Issuer's outstanding Shares. The Sagard Credit Reporting Persons and the Sagard Credit Cayman Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.

CUSIP No. 48213W408	Page 12 of 13

(c) Other than as described in this Statement, no Reporting Person has effected any transaction in the Shares during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities of The Issuer.

The responses set forth in Item 4 are incorporated herein by reference in their entirety.

Other than the foregoing, no Reporting Person is aware of any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer required to be described herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Persons Who may be Deemed to Control the Reporting Persons.

Exhibit B	Executive Officers and Directors of Sagard Credit Partners GP, Inc., Sagard Credit Partners (Cayman) GP, Inc., Sagard Holdings Manager GP Inc. and Sagard Capital Partners Management Corp.

Exhibit C	Executive Officers and Directors of Power Corporation of Canada, Sagard Holdings Inc., Sagard Holdings Participation Inc. and the Trustees of the Trust.

Exhibit D	Investor Rights Agreement, dated as of September 28, 2020, by and among the Issuer, the Sagard Lenders and the PIMCO Entities (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 6-K, filed with the SEC on October 1, 2020).

Exhibit E	First Amended and Restated Loan Agreement, dated as of September 28, 2020, by and among the Issuer, National Bank of Canada as administrative agent, and the Sagard Lenders, the PIMCO Entities and the other persons from time to time party thereto as lenders (incorporated by reference to Exhibit 99.5 to the Issuer’s Current Report on Form 6-K, filed with the SEC on October 1, 2020).

CUSIP No. 48213W408	Page 13 of 13

SignatureS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 8 , 2020	SAGARD CREDIT PARTNERS, LP

	By:	Sagard Credit Partners GP, Inc., its general partner

	By:	/s/ Sacha Haque
		Name:	Sacha Haque
		Title:	General Counsel, Chief Compliance Officer and Secretary

SAGARD CREDIT PARTNERS GP, INC.

	By:	/s/ Sacha Haque
		Name:	Sacha Haque
		Title:	General Counsel, Chief Compliance Officer and Secretary

SAGARD CREDIT PARTNERS (CAYMAN), LP

	By:	Sagard Credit Partners (Cayman) GP, Inc., its general partner

	By:	/s/ Sacha Haque
		Name:	Sacha Haque
	Title:	Director

SAGARD CREDIT PARTNERS (CAYMAN) GP, INC.

	By:	/s/ Sacha Haque
		Name:	Sacha Haque
	Title:	Director

SAGARD HOLDINGS MANAGER L.P.

	By:	Sagard Holdings Manager GP Inc., its general partner

	By:	/s/ Sacha Haque
		Name:	Sacha Haque
	Title:	General Counsel, Chief Compliance Officer and Secretary

SAGARD HOLDINGS MANAGER GP INC.

	By:	/s/ Sacha Haque
		Name:	Sacha Haque
	Title:	General Counsel, Chief Compliance Officer and Secretary

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President